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                               July 27, 2022

       Andrew Lee
       Chief Executive Officer
       Global Engine Group Holding Ltd
       Room C, 19/F, World Tech Centre
       95 How Ming Street, Kwun Tong
       Kowloon, Hong Kong

                                                        Re: Global Engine Group
Holding Ltd
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted on July
15, 2022
                                                            CIK No. 0001908705

       Dear Mr. Lee:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to prior comments refer to comments in our April 22, 2022 letter.

       Amendment No. 1 to the Registration Statement on Form F-1

       Cover Page

   1. Please clarify that all the legal and operational risks associated with being based in and having operations in
the PRC also apply to operations in Hong Kong.
       Commonly Used Defined Terms, page ii

   2. You disclose that translations of balances as of December 31, 2021 are calculated at the rate of US$1.00 =
HKD7.7996, and translations of balances as of June 30, 2021 are calculated at the rate
of US$1.00 = HKD7.7658. Please revise to apply the exchange rate as of the most recent
balance sheet date included in the filing to both periods. Refer to
 Andrew Lee
Global Engine Group Holding Ltd
July 27, 2022
Page 2
      Rule 3-20(b)(1) of Regulation S-X. Be advised that the translation should be made at the exchange rate on the balance sheet date or most recent date practicable, if materially different.
Risk Factors
We rely on a limited number of vendors..., page 20

3. We note your response to prior comment 9. In your disclosure, please specify the duration of the agreement made with Nexsen Limited on July 2, 2021.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
56

4. We note your response to prior comment 6. Please clarify in your disclosure that the financial statements reflect only the activities of GEL, your operating subsidiary, and the intermediate BVI holding entity has no operations or activity. Industry, page 70

5. We note your response to prior comment 11. Please clarify the purpose of including data regarding mobile connectivity and mobile data consumption and how they relate to your business. Further, please consider adding disclosure identifying your target customers and the general size of your target market.
Business, page 71

6. We note your response to prior comment 12. Please disclose whether the three employees of Boxasone Limited are, under the Cost Assignment Agreement, working for you full-
      time.
       You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or
Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce, Staff
Attorney, at (202) 551-3887 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                            Sincerely,
FirstName LastNameAndrew Lee
                                                            Division of
Corporation Finance
Comapany NameGlobal Engine Group Holding Ltd
                                                            Office of
Technology
July 27, 2022 Page 2
cc:       Arila Zhou
FirstName LastName